Exhibit 99.1

Chanson International Holding Announces 80 for 1 Share Consolidation

URUMQI, China, August 14, 2025 (GLOBE NEWSWIRE) -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced that the Company’s board of directors approved on August 1, 2025 that the authorised, issued, and outstanding shares of the Company be consolidated on a 80 for 1 ratio with the marketplace effective date of August 18, 2025.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on August 18, 2025, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “CHSN” but under a new CUSIP number, G2104U206.

As a result of the share consolidation, each 80 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

At the time the share consolidation is effective, the Company’s authorised share capital will be changed from US$5,000,000 divided into 4,400,000,000 Class A ordinary shares of US$0.001 par value each and 600,000,000 Class B ordinary shares of US$0.001 par value each, to US$5,000,000 divided into 55,000,000 Class A ordinary shares of US$0.08 par value each and 7,500,000 Class B ordinary shares of US$0.08 par value each. The Company’s total issued and outstanding Class A ordinary shares will be changed from 85,910,957 Class A ordinary shares of US$0.001 par value each to approximately 1,073,887 Class A ordinary shares of US$0.08 par value each. The Company’s total issued and outstanding Class B ordinary shares will be changed from 5,670,000 Class B ordinary shares of US$0.001 par value each to approximately 70,875 Class B ordinary shares of US$0.08 par value each.

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 60 stores in China, and 3 stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com